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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____ )


                                 OneWave, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   68272R108
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement ___ . A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No. 68272R108                              Page 2 of 4 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
          Sundar Subramaniam

2.  Check the Appropriate Box if a Member of a Group
          (a) ____
          (b) ____

3.  SEC Use Only

4.  Citizenship or Place of Organization
          India

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power
          2,742,137 shares

6.  Shared Voting Power
          0 shares

7.  Sole Dispositive Power
          2,742,137 shares

8.  Shared Dispositive Power
          0 shares

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,742,137 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable.

11.  Percent of Class Represented by Amount in Row 9
          18.4%

12.  Type of Reporting Person
          IN
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CUSIP No. 68272R108                                         Page 3 of 4 Pages

Item 1.

(a)    Name of Issuer:                   OneWave, Inc.

(b)    Address of Issuer's Principal     One Arsenal Marketplace
       Executive Offices:                Watertown, MA  02172

Item 2.

(a)    Name of Person Filing:            Sundar Subramaniam

(b)    Address of Principal Business     219 Vassar Street
       Office or, if none, Residence:    Cambridge, MA  02139

(c)    Citizenship:                      India

(d)    Title of Class of Securities:     Common Stock

(e)    CUSIP Number:                     68272R108

Item 3.

Not applicable.

Item 4.  Ownership.

(a)    Amount Beneficially Owned:                          2,742,137 shares
(b)    Percent of Class:                                   18.4%
(c)    Number of Shares as to which such person has:
       (i)   sole power to vote or to direct the vote:     2,742,137 shares
       (ii)  shared power to vote or to direct the vote:   0 shares
       (iii) sole power to dispose or to direct the
             disposition of:                               2,742,137 shares
       (iv)  shared power to dispose or to direct
             the disposition of:                           0 shares

Sundar Subramaniam holds a 50% beneficial interest in J&S Limited Partnership which holds 981,978 shares of Common Stock of OneWave, Inc. Mr. Subramaniam exercises no voting or investment power over the shares held by J&S Limited Partnership and he disclaims beneficial ownership thereof.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.


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CUSIP No. 68272R108                              Page 4 of 4 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 14, 1997
                                          ------------------------------
                                                       Date

                                              /s/ Sundar Subramaniam
                                          ------------------------------
                                            Sundar Subramaniam